UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-38376

 Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 19, 2021

CENTRAL PUERTO S.A.

CALL

TAX-ID: 33-65030549-9

The Annual General Meeting of Shareholders and a Special Shareholders’ Meeting of Central Puerto S.A. (hereinafter, the “Company”) is hereby originally called for April 30, 2021 at 11 a.m., being the meeting on second call on the same day at 12 p.m. should the first call fail so as to consider the competence items of the Shareholders’ Meeting, which will be held remotely as described below and to consider the following:

Agenda

1.
Consideration of holding the remote Shareholder’s Meeting, as per the terms of RG CNV No. 830/2020.

2.
Appointment of two shareholders to sign the minutes.

3.
Consideration of the Annual Report and its exhibit, the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, the Notes to the Consolidated Financial Statements and Exhibits, the Separate Statement of Income, the Separate Statement of Comprehensive Income, the Separate Statement of Financial Position, the Separate Statement of Changes in Equity, the Separate Statement of Cash Flow, Notes to the Separate Financial Statements, Brief, Auditor Report, and Statutory Auditing Committee Report, all of them for the period ended December 31, 2020.

4.
Consideration of the income (loss) for the period and the Board of Director’s proposal that consists on assigning: a) the amount of ARS 344,596 to the statutory reserve; and b) the amount of ARS 6,547,325 from remaining balance of the income for the period to the increase of the Optional Reserve under Article 70 of the Business Entity Act (Law no. 19550), which can be destined to the following: (i) the investment projects that are already committed and/or (ii) future investments to be made by the Company and/or Subsidiaries related to the new asset acquisition projects of approved by the Board of Directors and/or (iii) to the payment of dividends according to the evolution of the financial condition of the Company and pursuant to the Company’s Dividends Distribution Policy in force. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the Bylaws.

5.
Consideration of the Board of Directors performance during the period ended December 31, 2020.

6.
Consideration of the Statutory Audit Committee performance during the period ended December 31, 2020.

7.
Consideration of the remuneration of the Company’s Board of Directors for the period ended December 31, 2020 within the limit of profits in accordance with article 261 of Law no. 19550 and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the period closing next December 31, 2021.

8.
Consideration of the remuneration of the members of the Statutory Audit Committee for the period ended December 31, 2020; and the fee scheme for the period closing next December 31, 2021.

9.
Fixing of the number of Deputy Directors and appointment of Directors and Deputy Directors. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

10.
Appointment of the Statutory Audit Committee members and deputy members for the period closing next December 31, 2021.

11.
Consideration of the remuneration of the external accountant of the Company regarding the annual accounting documents for the period 2020.

12.
Appointment of the external accountant and of the deputy external accountant for the period closing next December 31, 2021 and the fixing of its remuneration.

13.
Approval of the Annual Budget for the functioning of the Audit Committee.

14. Consideration of the amendment of Section 14 of the Bylaws referring to Shareholders’ Meeting so as to include the possibility of them being held remotely.

15.
Granting of authorizations.

Notes: Shareholders are reminded of the fact that so as to attend the Shareholders’ Meeting they have to submit the book-entry shares certificate issued by Caja de Valores S.A. before the Company until April 26, 2021 as described on point (2) of this Note. In the case of shares deposited in constituent accounts, holders of such shares will have to require such certificate before the corresponding depositor. Being the Social, Preventive and Mandatory Distancing in force as a consequence of the health emergency declared by the Decree of Necessity and Urgency (“DNU”) No. 168 (Official Gazette 12-3-2021), the Shareholders’ Meeting will be held remotely via videoconference in accordance with RG CNV No. 830/2020 under the following conditions, among others: (i) To guarantee free access to the meetings to all Shareholders with the right to voice and vote; (ii) the Meeting shall meet the necessary quorum for Special Shareholders’ Meetings and shall decide as the first item on the Agenda to hold it remotely with the majority needed to amend the Bylaws, and (iii) to allow for the simultaneous transmission of sound, images and words during the whole meeting, as well as its recording in digital format. To such effect, it is informed that: (1) the system to be used shall be provided by ZOOM, which can be accessed through the link to be sent together with the instructions on Shareholders’ Meeting access and development to the Shareholders informing their attendance via e-mail in accordance with the following. (2) Shareholders shall communicate their attendance to the Meeting with the instruments required by the law in force via e-mail addressed to the following e-mail address: AsambleaCPSA@centralpuerto.com, no later than 3 (three) working days before the Shareholders’ Meeting; i.e. until April 26, 2021 inclusive. Unless stated otherwise and to inform the videoconference link, the email address will be the one used by each Shareholder to inform their attendance. (3) In case of acting through proxy, the duly authenticated authorization instrument must be sent to the Company 5 (five) days before the Shareholders’ Meeting is held (i.e. until April 22, 2021 inclusive). (4) When entering the Meeting, the following data of the Shareholder must be given: complete name or complete corporate name; type and number of ID of human persons, or registration data of the business entities stating where they are registered and their jurisdiction; address, stating its type. Such information shall be also given by the person attending the Meeting on behalf of a Shareholder. (5) The signature on the Shareholders’ Meeting Attendance Record will be promptly coordinated. (6) When voting, each Shareholders will be asked about the motions proposed so as to cast his/her vote with audio and image ensuring its verification at any stage; and (7) The documents to be treated are available on CNV website (Financial Information Highway), and (8) Shareholders covered by Section 24 of Chapter II, Title II of CNV Regulations, amended by CNV General Resolution No. 687 dated February 16, 2017 are reminded that they shall inform the Company about their beneficial owners with the scope stated in such resolution. It is clarified that items 1 and 14 of the Agenda shall be considered by the Special Shareholders’ Meeting. Osvaldo Reca is the Chairman of the Company as per the Board of Directors’ Meeting held on May 27, 2020.

Osvaldo Reca
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 19, 2021	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact